Exhibit 99.1

Wipro Limited

Registered Office: Doddakannelli, Sarjapur Road, Bangalore-560 035

Corporate Identity Number (CIN): L32102KA1945PLC020800

Phone: + 91 80 28440011; Fax: +91 80 28440054;

Email: corp-secretarial@wipro.com; Website: www.wipro.com

NOTICE TO EQUITY SHAREHOLDERS

NOTICE OF MEETING OF THE EQUITY SHAREHOLDERS OF WIPRO LIMITED

CONVENED PURSUANT TO THE ORDER DATED AUGUST 10, 2018 OF THE HON’BLE

NATIONAL COMPANY LAW TRIBUNAL, BENGALURU BENCH

Day	Wednesday
Date	September 19, 2018
Time	10 am
Venue	Wipro Limited, Doddakannelli, Sarjapur Road,
Bangalore- 560 035

POSTAL BALLOT AND E-VOTING

Start Date	Monday, August 20, 2018 at 9 AM IST

End Date	Tuesday, September 18, 2018 at 5 PM IST

Sl. No.	Contents	Page Nos.
1.	Notice of Meeting of the Equity Shareholders of Wipro Limited convened as per the Order of the Hon’ble National Company Law Tribunal, Bengaluru Bench	2-5

2.	Explanatory Statement under Sections 230 and 232 read with Section 234 and Section 102 and other applicable provisions of the Companies Act, 2013 and the rules made thereunder	6-13

3.	Scheme of Amalgamation of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited	14-28

4.	Report adopted by the Board of Directors of the Transferee Company under Section 232(2)(c) of the Companies Act, 2013	29

5.	Financial Statements of the Transferee Company and the Transferor Companies as on March 31, 2018	30-43

6.	Proxy Form	44

7.	Attendance Slip	47

8.	Postal Ballot Form with instructions & Business Reply Envelope	Loose leaf insertion

9.	E-voting instructions	Loose leaf insertion

BEFORE THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL

BENGALURU BENCH

C.A. (CAA) NO. 30/BB/18

IN THE MATTER OF SECTIONS 230 TO 232 READ WITH 234 AND OTHER APPLICABLE PROVISIONS

OF THE COMPANIES ACT, 2013 AND RULES FRAMED THEREUNDER

AND

IN THE MATTER OF SCHEME OF AMALGAMATION

OF

WIPRO TECHNOLOGIES AUSTRIA GMBH AND WIPRO INFORMATION TECHNOLOGY AUSTRIA GMBH AND

NEWLOGIC TECHNOLOGIES SARL AND APPIRIO INDIA CLOUD SOLUTIONS PRIVATE LIMITED WITH WIPRO

LIMITED AND THEIR RESPECTIVE SHAREHOLDERS

Wipro Limited

(CIN: L32102KA1945PLC020800), a Company incorporated under the provisions of the Companies Act, 1913 and having its Registered Office at Doddakannelli, Sarjapur Road, Bangalore-560 035, Karnataka, India	APPLICANT/TRANSFEREE COMPANY

FORM NO. CAA-2

NOTICE CONVENING THE MEETING OF THE EQUITY SHAREHOLDERS OF WIPRO LIMITED, THE APPLICANT COMPANY, PURSUANT TO THE ORDER DATED AUGUST 10, 2018 PASSED BY THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL, BENGALURU BENCH

To,

The Equity Shareholders of Wipro Limited (“Applicant Company” or “Wipro” or “Transferee Company” or “Company”)

TAKE NOTICE that by an Order dated August 10, 2018 (“Order”), the Bengaluru Bench of the Hon’ble National Company Law Tribunal (“Hon’ble NCLT”) has directed a meeting of Equity Shareholders (“Shareholders”) of the Transferee Company to be held for the purpose of considering, and if thought fit, approving with or without modification (s), the scheme of amalgamation for merger of the businesses of the industrial undertakings of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited (“Transferor Companies”) with Wipro Limited (“Transferee Company”) under Sections 230 to 232 read with Section 234 and other applicable provisions of the Companies Act, 2013 and the rules made thereunder (“Scheme of Amalgamation” or “Scheme”).

TAKE FURTHER NOTICE that in pursuance of the Order and as directed therein, a meeting of the Shareholders of the Transferee Company will be held at Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore- 560 035 on Wednesday, September 19, 2018 at 10 AM and you are requested to attend the same.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy provided that a proxy in the prescribed form, duly signed by you or your authorized representative, is deposited at the Registered Office of the Company at Doddakannelli, Sarjapur Road, Bangalore- 560 035, not later than 48 (forty eight) hours before the time fixed for the aforesaid meeting. Form of proxy is attached with this notice.

TAKE FURTHER NOTICE that the Hon’ble NCLT has appointed Mr. Azim Premji, Chairman and Managing Director, failing him Mr. Rishad A Premji, Executive Director and Chief Strategy Officer, failing him, Mr. B C Prabhakar, Advocate, failing him Mr. Saji P John, Advocate, as the Chairperson of the said meeting. The abovementioned Scheme of Amalgamation, if approved by the Shareholders, will be subject to the subsequent approval of the Hon’ble NCLT and other applicable regulatory authorities.

This notice is given for transacting the special business mentioned below to be passed through voting at such Hon’ble NCLT Convened Meeting or by remote e-voting or by Postal Ballot, pursuant to Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and Section 108 and 110 of the Companies Act, 2013 read with the relevant rules made thereunder.

The Board of Directors of the Company, at its meeting held on April 25, 2018, approved the above-mentioned Scheme of Amalgamation, subject to approval of the Shareholders and Unsecured Creditors of the Company, as may be required, and subject to the sanction of the Hon’ble NCLT and of such other authorities as may be necessary.

The voting rights of Shareholders shall be in proportion to their shareholding in the Company as on the close of business hours on Friday, August 10, 2018 (“Cut-off Date”).

The Shareholders are requested to consider and, if thought fit, approve with or without modification(s), the following resolutions under Sections 230 to 232 read with Section 234 of the Companies Act, 2013 and the rules made thereunder (including any statutory modification(s) or re-enactment thereof for the time being in force) and the provisions of the Memorandum and Articles of Association of the Company for approval of the Scheme of Amalgamation for merger of the businesses of the industrial undertakings of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited.

“RESOLVED THAT pursuant to the provisions of Sections 230 to 232 read with Section 234 and other applicable provisions, if any, of the Companies Act, 2013, rules, circulars, notifications, if any, made thereunder (including any statutory modification(s) or re-enactment thereof for the time being in force), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and other applicable provisions of the regulations and guidelines issued by the Securities and Exchange Board of India (SEBI) and Reserve Bank of India (RBI) from time to time, and the applicable provisions of the Memorandum and Articles of Association of the Company and subject to the approval of the Hon’ble National Company Law Tribunal, Bengaluru Bench and subject to such other approvals, permissions and sanctions of regulatory and other authorities, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the Hon’ble National Company Law Tribunal, Bengaluru Bench or by any regulatory or other authorities, while granting such consents, approvals and permissions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the (“Board”), which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board or any person(s) authorized by the Board to exercise its powers including the powers conferred by this resolution), the Scheme of Amalgamation for merger of the businesses of the industrial undertakings of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited (“Scheme’), be and is hereby approved.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things, as it may, in its absolute discretion deem requisite, desirable, appropriate or necessary to give effect to this resolution and effectively implement the amalgamation/merger embodied in the Scheme and to accept such modifications, amendments, limitations and/or conditions, if any, which may be required and/or imposed by the Hon’ble National Company Law Tribunal, Bengaluru Bench or such other regulatory/statutory authorities while sanctioning the amalgamation/merger embodied in the Scheme or as may be required for the purpose of resolving any doubts or difficulties that may arise in giving effect to the Scheme or for any other such reason, as the Board may deem fit and proper.”

TAKE FURTHER NOTICE that in compliance with the provisions of (i) Sections 230, 232, 234 read with Sections 108 and 110 of the Companies Act, 2013; (ii) Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016; (iii) Rule 20, 22 and other applicable provisions of the Companies (Management and Administration) Rules, 2014; (iv) Regulation 44 and other applicable provisions of the SEBI Listing Regulations; and (v) Secretarial Standards on General Meetings, the Transferee Company has also provided the facility of voting prior to the meeting through Postal Ballot and e-voting, so as to enable the Shareholders, to consider and approve the Scheme by way of the aforesaid resolution. Accordingly, voting by Shareholders of the Transferee Company to the Scheme shall be carried out through (i) Postal Ballot (ii) remote e-voting and (iii) e-voting at the venue of the meeting to be held on September 19, 2018 at 10 AM.

The Explanatory Statement under Sections 230, 232 read with Sections 234 and 102 of the Companies Act, 2013, Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other applicable rules, the Scheme and the other enclosures as indicated in the index are enclosed.

Place: Bengaluru	For and on behalf of the Board of Directors of Wipro Limited
Date: August 10, 2018
Azim H Premji
Chairman and Managing Director
DIN: 00234280
Chairperson appointed for the meeting

Notes:

1.

Explanatory Statement pursuant to Section 102 of the Companies Act, 2013, along with applicable rules thereunder and provisions of Sections 230, 232 read with Section 234 of the Companies Act, 2013 setting out material facts forms part of this Notice.

2.

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES IN ORDER TO BE EFFECTIVE MUST BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY, DULY COMPLETED AND SIGNED NOT LESS THAN 48 (FORTY-EIGHT) HOURS BEFORE THE MEETING.

3.

A person can act as a proxy on behalf of Members not exceeding fifty and holding in aggregate not more than ten percent of the total share capital of the Company. A Member holding more than ten percent of the total share capital of the Company carrying voting rights may appoint a single person as proxy, provided that the person does not act as proxy for any other Member.

4.

The Notice is being sent to the Members whose names appear on the register of members/list of beneficial owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) (collectively, the “Depositories”) as on Friday, August 10, 2018. The Notice is being sent to Members in electronic form to the email addresses registered with their Depository Participants (in case of electronic shareholding)/the Company’s Registrar and Share Transfer Agents (in case of physical shareholding). For Members whose email IDs are not registered, physical copies of the Notice are being sent by permitted mode along with a postage-prepaid self-addressed Business Reply Envelope.

5.

Members whose names appear on the Register of Members/List of Beneficial Owners as on Friday, August 10, 2018 will be considered for the purpose of voting. Members can opt for only one mode of voting, i.e. either by remote e-voting or Postal Ballot or voting at the venue of the meeting. If the Member has opted for e-voting, then he/she shall not be eligible to vote by Postal Ballot also and vice versa. However, in case the Member casts the vote both via Postal Ballot and e-voting, voting validly done through e-voting shall prevail and voting done by Postal Ballot shall be treated as invalid.

6.

The Company shall make arrangements for the Members to cast their votes at the meeting, for those members attending the meeting who have not cast their vote either through remote e-voting or Postal Ballot. The Members who have cast their vote by remote e-voting or by Postal Ballot, prior to the meeting may also attend the meeting but shall not be entitled to cast their vote again.

7.

Voting rights shall be reckoned on the paid-up value of equity shares registered in the name of the Members as on Friday, August 10, 2018. A person who is not a member on the relevant date should treat this notice for information purpose only.

8.

In compliance with Sections 108 and 110 of the Companies Act, 2013 and the Rules made there under and Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has provided the facility to the Members to exercise their votes electronically and vote on the resolution through the e-voting service facility arranged by Karvy Computershare Private Limited (“Karvy”). The instructions for e-voting are annexed to this Notice.

9.	A Member cannot exercise his vote by proxy on Postal Ballot.

10.

Members desiring to exercise their vote by physical Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed and signed, in the enclosed postage pre-paid self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours (i.e. 17:00 hours IST) on September 18, 2018. However, envelopes containing Postal Ballots, if sent by courier or registered/speed post at the expense of the Members will also be accepted. Any Postal Ballot received after 17:00 hours IST on September 18, 2018, will be considered invalid.

11.

Corporate members intending to send their authorized representatives to attend the meeting are requested to send to the Company a certified copy of the Board resolution authorizing their representative to attend and vote on their behalf at the meeting.

12.	The resolution shall be deemed to be passed on the date of the meeting i.e. September 19, 2018, subject to the receipt of the requisite number of votes cast in favour of the resolution.

13.

Pursuant to Rule 7 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, the advertisement of the notice convening the aforesaid meeting and information on postal ballot/e-voting will be published in Business Standard in English language and in Vijaya Karnataka in Kannada language.

14.	All alterations made in the proxy form should be initialed.

15.	It is further clarified that the Proxies can vote only at the Meeting and not through any other mode.

16.	A Member or his/her Proxy is requested to bring the copy of the Notice to the Meeting and produce the Attendance Slip, duly completed and signed at the entrance of the Meeting venue.

17.	Members who hold shares in dematerialized form are requested to bring their Client ID and DP ID for easy identification at the Meeting.

18.

Members are informed that in case of joint holders attending the Meeting, only such joint holder whose name stands first in the register of members of the Company/list of beneficial owners as received from the Depositories in respect of such joint holding will be entitled to vote.

19.

A Shareholder (in case such Shareholder is an individual) or the authorized representative of the Shareholder (in case such Shareholder is a body corporate) or the proxy should carry their valid and legible identity proof (i.e. a PAN Card/Aadhaar Card/Passport/Driving License/Voter ID Card) to the meeting.

20.

The voting by the Shareholders through the Postal Ballot and e-voting shall commence on Monday, August 20, 2018 at 9 AM IST and ends on Tuesday, September 18, 2018 at 5 PM IST (inclusive of both the days).

21.

As directed by Hon’ble NCLT, the notice, together with the documents accompanying the same, is being sent to all the Shareholders through the permitted mode(s) i.e. by registered post or speed post or courier service or electronically by e-mail to those Shareholders who have registered their email ids with the Transferee Company/Registrar & Share Transfer Agent (RTA)/NSDL and CDSL, and whose names appear in the register of members/list of beneficial owners as received from NSDL and CDSL as on Friday, August 10, 2018. The Notice is also displayed on the website of the Company (www.wipro.com).

22.

Members who have received the notice by e-mail and who wish to vote through Postal Ballot, can download the Postal Ballot Form from the Company’s website www.wipro.com. In case a Member is desirous of obtaining a printed duplicate Postal Ballot Form, he or she may send an e-mail to corp-secretarial@wipro.com. The RTA shall forward the same along with postage prepaid self-addressed business reply envelope to the Member.

23.

All the documents referred to in the explanatory statement will be available for inspection at the Registered Office of the Company at Doddakannelli, Sarjapur Road, Bangalore- 560 035, upto and including September 18, 2018 on all working days between 10.00 AM and 12.00 Noon (except Saturdays, Sundays and public holidays).

24.

The Hon’ble National Company Law Tribunal, Bengaluru bench, has appointed Mr. V Sreedharan, Practising Company Secretary and Partner of V Sreedharan & Associates as the Scrutinizer to scrutinize the voting process in a fair and transparent manner.

25.

The Scrutinizer shall, immediately after the conclusion of voting at the meeting, first count the votes cast at the meeting, thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company.

26.

The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting will be announced by the Chairman, on or before Friday, September 21, 2018 at the registered office and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agents.

General information and instructions relating to e-voting

i.

A person whose name is recorded in the Register of Members or in register of beneficial owners maintained by the depositories as on the cut-off date, i.e. August 10, 2018 only shall be entitled to avail the facility of e-voting.

ii.

Any person who becomes a Member of the Company after dispatch of the Notice and holds the shares as on the cut-off date i.e. August 10, 2018, may obtain the User ID and password in the manner as mentioned below:

a.	If the mobile number of the Member is registered against Folio No/DP ID Client ID, the member may send SMS: MYEPWD<space>E-voting Event Number+Folio No. or DP ID Client ID to +91 9212993399

Example for NSDL: MYEPWD <SPACE> IN12345612345678

Example for CDSL: MYEPWD <SPACE> 1402345612345678

Example for Physical: MYEPWD <SPACE> XXX1234567890

b.

If e-mail address of the Member is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.karvy.com, the Member may click “Forgot password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c.	Members may call Karvy’s toll free number 1-800-3454-001

d.

Members may send an e-mail request to evoting@karvy.com. If the Member is already registered with the Karvy e-voting platform then such Member can use his/her existing User ID and password for casting the vote through e-voting.

iii.	The e-voting facility will be available during the following period:

a.	Commencement of e-voting: Monday, August 20, 2018 at 9 AM IST

b.	End of e-voting: Tuesday, September 18, 2018 at 5 PM IST

The e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be disabled by Karvy upon expiry of aforesaid period.

iv.

In case of any queries or grievances, with regard to e-voting, Members can Contact Mr. B. Srinivas, Manager, Karvy Computershare Private Limited at Contact No.: 040-67162222, email id: einward.ris@karvy.com

Instructions and other information relating to e-voting:

A.	In case of Members receiving an e-mail from Karvy Computershare Private Limited [for Members whose e-mail addresses are registered with the Company/Depository Participants(s)]

(i)	Launch internet browser by typing the following URL https://evoting.karvy.com

(ii)	Put user ID and password as initial password noted in step (i) above. Click Login.

(iii)

Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile number, email ID etc, on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

(iv)	You need to log in again with the new credentials.

(v)	On successful login system will prompt to select the e-voting event number of Wipro Limited.

(vi)	If you are holding shares in Demat form and had logged on to https://evoting.karvy.com and casted your vote earlier for any company, then your existing login id and password are to be used.

(vii) Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted.

(viii)	Once you have voted on the resolution, you will not be allowed to modify your vote.

(ix)

Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. together with attested specimen signature of the duly Authorised signatory (ies) who are Authorised to vote, to the Scrutinizer through e-mail ID compliance@sreedharancs.com with a copy marked to evoting@karvy.com.

B.	In case a Member receives physical copy of the Postal Ballot Notice and Postal Ballot Form

(i)	Initial password is provided as below/at the bottom of the Postal Ballot Form

EVENT (E-Voting Event Number)	User ID	Password / PIN

Please follow all steps from Sl. No. (i) to Sl. No. (ix) as mentioned in (A) above, to cast vote.

(ii)	Please contact toll free No. 1-800-34-54-001 for any further clarifications.

(iii)	If you are already registered with Karvy Computershare Private Limited for e-voting then you can use your existing user ID and password for casting your vote

Place: Bengaluru	For and on behalf of the Board of Directors of Wipro Limited
Date: August 10, 2018
Azim H Premji
Chairman and Managing Director
DIN: 00234280
Chairperson appointed for the meeting

BEFORE THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL

BENGALURU BENCH

C.A. (CAA) NO. 30/BB/18

IN THE MATTER OF SECTIONS 230 TO 232 READ WITH SECTION 234 AND OTHER APPLICABLE PROVISIONS

OF THE

COMPANIES ACT, 2013 READ WITH COMPANIES (COMPROMISES, ARRANGEMENTS AND

AMALGAMATIONS) RULES, 2016

AND

IN THE MATTER OF SCHEME OF AMALGAMATION

OF

WIPRO TECHNOLOGIES AUSTRIA GMBH AND WIPRO INFORMATION TECHNOLOGY AUSTRIA GMBH AND

NEWLOGIC TECHNOLOGIES SARL AND APPIRIO INDIA CLOUD SOLUTIONS PRIVATE LIMITED WITH

WIPRO LIMITED

Wipro Limited (CIN: L32102KA1945PLC020800), a Company incorporated under the provisions of the Companies Act, 1913 and having its Registered Office at Doddakannelli, Sarjapur Road, Bangalore-560 035, Karnataka, India	APPLICANT/TRANSFEREE COMPANY

EXPLANATORY STATEMENT UNDER SECTIONS 230, 232 READ WITH SECTION 234 AND SECTION 102 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013 READ WITH RULE 6 OF THE COMPANIES (COMPROMISES, ARRANGEMENTS AND AMALGAMATIONS) RULES, 2016

1.

This is the Statement accompanying the Notice convening the meeting of the Equity Shareholders (“Shareholders”) of the Applicant Company pursuant to the Order dated August 10, 2018 passed by the Hon’ble National Company Law Tribunal, Bengaluru Bench (“NCLT”), in the Company Application Number C.A. (CAA) No. 30/BB/2018, to be held at Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore- 560 035, on Wednesday, September 19, 2018 at 10 AM, for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation for merger of the businesses of the industrial undertakings of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited (“Transferor Companies”) with Wipro Limited (“Transferee Company”) under Sections 230 to 232 read with Section 234 and other applicable provisions of the Companies Act, 2013 and the rules made thereunder (the “Scheme of Amalgamation” or “Scheme”).

2.

Notice of the said meeting together with the copy of the Scheme of Amalgamation is sent herewith. This statement explaining the terms of the Scheme of Amalgamation is being furnished as required under Sections 230, 232 read with Section 234 of the Companies Act, 2013 and other applicable provisions, if any of the Companies Act, 2013 and Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 of the Companies Act, 2013.

A copy of the Scheme which has been approved by the Board of Directors of the Company is enclosed herewith. The other definitions contained in the Scheme shall also apply to this Explanatory Statement.

Details of the Transferor Companies:

3.

Wipro Technologies Austria GmbH (hereinafter also referred to as the “Transferor Company 1”) having its corporate seat in Feldkirch, Austria, registered with the Companies’ Register under number FN 158560 b. The Company was incorporated on April 30, 1997 and is engaged inter alia in the business of manufacture or production and licensing of computer software and provision of IT enabled services. The Registered office of the Transferor Company 1 is situated at Reichsstrasse 126, 1st floor, 6800 Feldkirch, Austria. E-mail address for all communications is corp.secretarial@wipro.com.

4.

Wipro Information Technology Austria (hereinafter also referred to as the “Transferor Company 2”) having its corporate seat in Feldkirch, Austria, registered with the Companies’ Register under number FN 269351 f. The Company was incorporated on October 6, 2005 and is engaged inter alia in the business of manufacture or production and licensing of computer software and provision of IT enabled services. The Registered office of the Transferor Company 2 is situated at Reichsstrasse 126, 1st floor, 6800 Feldkirch, Austria. E-mail address for all communications is corp.secretarial@wipro.com

5.

NewLogic Technologies SARL (hereinafter also referred to as the “Transferor Company 3”) is a French limited liability company registered with the Nanterre Trade and Companies register under n° 428 207 906. The Company was incorporated on December 1, 1999 and is engaged inter alia in the business of manufacture or production and licensing of computer software and provision of IT enabled services. The Registered office of the Transferor Company 3 is situated at Tour Prisma, 4-6 Avenue d’Alsace 92400 Courbevoie – Paris la Défense. E-mail address for all communications is corp.secretarial@wipro.com

6.

Appirio India Cloud Solutions Private Limited (hereinafter also referred to as “Transferor Company 4”) was incorporated on April 5, 2013 with Corporate Identification Number (CIN) U72200KA2013FTC112246. The Transferor Company 4 is a cloud application services provider engaged inter alia in the business of developing, integrating, designing and maintaining cloud applications. The Registered office of Transferor Company 4 is situated at SJP-1, A Block, Doddakannelli, Sarjapur Road, Bangalore- 560035. The PAN of Transferor Company 4 is AALCA5279K. E-mail address for all communications is corp.secretarial@wipro.com

7.

As on May 2, 2018, the Transferor Company 4 had no secured creditors. The Transferor Company 4 had 2 unsecured creditors as on May 2, 2018, and the total amount due and payable to them was Rs. 28,60,335 & USD 44,419.51 respectively.

8.	There has been no change in the Registered Office and Objects of the Transferor Company 1, 2 and 3 during the last five years.

9.

The Registered Office of the Transferor Company 4 was shifted from Fourth Floor, Tower B-1 Evolve Mahindra World City Jaipur 302037 to SJP-1, A Block, Doddakannelli, Sarjapur Road Bangalore 560035 with effect from April 1, 2018. There has been no change in the object clause of the Transferor Company 4.

10.	The main objects as per the Memorandum of Association and the main business carried on by the Transferor Company 4 are as follows:

1.

To carry on the business of developing, improving, designing, repairing, testing, debugging and maintaining of cloud applications in the information technology sector, in India and elsewhere, in order to assist customers with adoption and integrating as part of their business, cloud-based applications and platforms.

2.

To obtain, render any technical and engineering information, assistance and service, knowhow and expert advice for installation of software, equipment, system programmes, data including providing software as a service (SaaS) and its operations, maintenance and repairs whether in India or elsewhere

11.	The Transferor Companies are not listed on any stock exchange.

12.

The Transferee Company owns 100% of the membership interest in the Transferor Companies and is the promoter of all the Transferor Companies within the definition under Companies Act, 2013. Registered office of the Transferee Company is situated at Doddakannelli, Sarjapur Road, Bangalore 560 035.

13.	As on the date of this Notice, the Board of Directors/Managers of Transferor Companies along with their addresses are as follows:

Name of the Board of
	Directors/Managers	Address
Transferor Company 1	Elke Kueng Balaji Kannan	Kirchgasse 13/5, 6712 Thuringen Hermann-Brill-Strasse 12 in 65931 Frankfurt am Main, Germany

Transferor Company 2	Elke Kueng Balaji Kannan	Kirchgasse 13/5, 6712 Thuringen Hermann-Brill-Strasse 12 in 65931 Frankfurt am Main, Germany

Transferor Company 3	Ashish Chawla Sukanta Kundu	2200 East Brunswick, 2 Tower Center Blvd, New Jersey, 08816, United States of America E-014, Gopalan Habitat Splendour Apartment ITPL Road, Bangalore -560037

Transferor Company 4	Bhanumurthy B M Aravind Viswanathan Balasubramanian K

Flat 106, Vars Fantasy Apartments 1st Main, Kodihalli Bangalore-560 008

Palm 801 SJR Park Vista Harlur Road Off Sarjapur Road,

Ambalipura Bangalore-560 102

H305, Purva Fountain Square, Airport Road, Marathahalli,

Bangalore-560 037

Details of the Transferee Company:

14.

Wipro Limited was incorporated on December 29, 1945 under the Companies Act, 1913 under the name and style of Western India Vegetable Products Limited, and subsequently changed its name to Wipro Products Limited on June 7, 1977, and to the present name Wipro Limited on April 28, 1984. The Transferee Company is a public limited company with its present registered office situated at Doddakannelli, Sarjapur Road, Bangalore-560 035. The Transferee Company is a leading global information technology (IT), consulting and business process services company engaged in the business of manufacture or production and licensing of computer software, provision of IT enabled services and trading in IT products. The CIN of the Transferee Company is L32102KA1945PLC020800. The Permanent Account Number of the Transferee Company is AAACW0387R. The e-mail address for all communications is corp.secretarial@wipro.com.

15.

The Transferee Company is a Public Listed Company with its equity shares listed on the National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) and the American Depositary Receipts listed on the New York Stock Exchange.

16.	The main Objects as per the Memorandum of Association and main business of the Transferee Company is as follows:

a. 22 To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based/Web enabled services, transaction processing, fulfilment services, business support services including but not limited to providing financial and related services of all kinds and description including billing services, processing services, database services, data entry business marketing services, business information and management services, training and consultancy services to businesses, organizations, concerns, firms, corporations, trusts, local bodies, states, governments and other entities; to establish and operate service processing centers for providing services for back office and processing requirements, marketing, sales, credit collection services for companies engaged in the business of remote processing and IT enabled services from a place of business in India or elsewhere, contacting & communicating to and on behalf of overseas customers by voice, data image, letters using dedicated international private lines; and to handle business process management, remote help desk management; remote management; remote customer interaction, customer relationship management and customer servicing through call centres, email based activities and letter/fax based communication, knowledge storage and management, data management, warehousing, search, integration and analysis for financial and non financial data.

a.23 To act as information technology consultants and to operate a high technology data processing center for providing information processing, analysis, development, accounting and business information and data to customers in India and internationally; to carry on the business of gathering, collating, compiling, processing, analysing, distributing, selling, publishing data and information and including conduct of studies and research, and marketing of information and services and providing access to information regarding financial operations and management, financial services, investment services business and commercial operations, financial status, creditworthiness and rating, consumer responses and management of businesses of all kinds and descriptions by whatever name called.”

17.	There has been no change in name, registered office and objects of the Transferee Company during the last five years.

18.	Details of the capital structure of the Transferee Company including Authorised, Issued, Subscribed and Paid up Share Capital as on June 30, 2018 are as follows:

Particulars	Amount (Rs.)
Authorised Share Capital	11,000,000,000/-
5,500,000,000 Equity Shares of Rs. 2 each	250,000,000/-
25,000,000 Preference Shares of Rs. 10 each 150,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	15,000,000/-
Total	11,265,000,000/-

Issued, Subscribed and Paid up Share Capital
4,523,995,447 Equity Shares of Rs. 2 each, fully paid-up	9,047,990,894/-
Total	9,047,990,894/-

19.

As on April 30, 2018, the Transferee Company has 4,628 unsecured creditors and the total amount due and payable by the Transferee Company to the said unsecured creditors is 16,20,99,33,072/- (Rupees One Thousand Six Hundred Twenty Crores Ninety Nine Lakhs Thirty Three Thousand and Seventy Two only). As on April 30, 2018, the Transferee Company has no secured creditors

20.	The details of Promoters and Promoter Group shareholders of Transferee Company are as follows:

Sl. No.	Name	Address	No. of equity shares held	Percentage shareholding (%)
1.	Azim H Premji	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore- 560035	18,68,10,200	4.13
2.	Yasmeen A Premji	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore- 560035	21,25,332	0.05
3.	Rishad A Premji	C-8, Epsilon Villa, Yemlur Marathahalli, Bangalore- 560037	13,73,332	0.03
4.	Tariq A Premji	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore- 560035	5,30,000	0.01
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore- 560035	74,19,12,000	16.4
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore- 560035	89,08,13,582	19.69
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore- 560035	90,32,39,580	19.97
8.	Hasham Investment and Trading Co Private Limited	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore- 560035	11,25,996	0.02
9.	Azim Premji Trust[1]	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore- 560035	61,84,61,626	13.67
10.	Azim Premji Philanthropic Initiatives Private Limited[2]	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore- 560035	1,56,06,157	0.34

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of Equity Shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of Equity Shares held by Azim Premji Trust.

21.	The details of Directors (including Promoter Directors) and Key Managerial Personnel (KMP) of Transferee Company are as follows:

SI. No.	Name of the Directors	Designation in the Company	Address	Shareholding in Transferor Companies as on June 30, 2018	Shareholding in Transferee Company as on June 30, 2018
1.	N Vaghul	Independent Director	New No 63, Old No 32, First Main Road, Raja Annamalaipuram, Chennai-600028	—	—
2.	Ashok S Ganguly	Independent Director	N6 Pemino Altamount Road Mumbai-400026	—	3,734
3.	Azim H Premji	Executive Chairman & Managing Director	134, Next to Wipro Corporate Office, Doddakannelli, Sarjapur Road, Bangalore-560035	—	18,68,10,200
4.	M K Sharma	Independent Director	192 Centrum Towers Barkhat Ali Road Near Wadala Flyover Wadala East Mumbai-400037	—	—
5.	William A Owens	Independent Director	510, Lake St B 302, Kirkland WA 98033	—	—
6.	Abidali Z Neemuchwala*	Chief Executive Officer & Executive Director	1036 Village Pkwy Coppell TX 75019 Dallas 75019	—	1,60,000
7.	Rishad A Premji	Executive Director & Chief Strategy Officer	C-8, Epsilon Villa, Yemlur Marathahalli, Bangalore-560037	—	13,73,332
8.	Ireena Vittal	Independent Director	A2 1202-, World Spa East, Sector 30/41, Gurgaon-122001	—	—
9.	Patrick J Ennis	Independent Director	No. 1435, Forester Boulevard Sw North Bend Washington D C 98045	—	—
10.	Patrick Dupuis	Independent Director	550 Torwood Lane, Los Altos, California 94022	—	—
11.	Jatin P Dalal^	Chief Financial Officer	262, Embasy Meadows, 8th Cross, 1st A Main, St Bed Layout, Koramangala, 4th Block, Bengaluru-560034	—	17,888
12.	M Sanaulla Khan	Company Secretary	107D, Mulberry Woods, carmelaram, Sarjapur Road, Bangalore-560 035	—	—

*	represents ADS having underlying equity shares.
^	includes equity shares held jointly by Mr. Jatin P Dalal and a member of his immediate family.

22.	The Transferor Companies are wholly owned subsidiaries of the Transferee Company and no other Companies are part of the Scheme.

23.	The following are the salient features of the scheme. Please refer to the Scheme of Amalgamation enclosed herewith for complete details.

a)

The Scheme envisages the amalgamation of the Transferor Companies, Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited in accordance with the provisions of Sections 230 to 232 read with Section 234 of the Companies Act, 2013.

b)	The appointed date of the Scheme is April 1, 2018.

c)

Effective Date of the Scheme of Amalgamation shall mean the last of dates on which the sanctions, approvals, consents, matters or filings referred to in Clause 18 of the Scheme of Amalgamation is fulfilled.

d)

Upon coming into effect of the Scheme of Amalgamation and with effect from the Appointed Date, and subject to the provisions of the Scheme of Amalgamation including in relation to the mode of transfer and vesting, the entire business and Undertaking of the Transferor Companies including all of the assets, both movable and immovable, tangible and intangible, investments, rights, title and interests shall, under the provisions of Sections 230 to 232 read with Section 234 of the Companies Act, 2013 and applicable provisions of the Austrian Law and the French Law and pursuant to the order of the National Company Law Tribunal sanctioning the Scheme and without further act, instrument or deed, but subject to the charges affecting the same as on the Effective Date, be transferred and/or deemed to be transferred to and vested in the Transferee Company, so as to become the properties, assets, rights, business and Undertaking of the Transferee Company.

e)	Upon the Scheme of Amalgamation becoming effective, the Transferor Companies shall stand dissolved without being wound up and without any further act or deed on the part of the Transferor Companies.

Note: The aforesaid are only the salient features of the Scheme. Members are requested to read the entire text of the Scheme annexed hereto and get fully acquainted with the provisions thereof.

24.

The Transferor Companies are the wholly owned subsidiaries of the Transferee Company and the entire share capital of Transferor Companies is held by the Transferee Company. Thus, there is no share exchange ratio involved in the Scheme of Amalgamation. Upon the Scheme becoming effective, no shares of the Transferee Company shall be allotted in lieu or exchange of the shares of the Transferor Companies. Upon the Scheme becoming effective, the entire share capital of the Transferor Companies shall be cancelled and extinguished.

25.

As mentioned above, the Transferor Companies are wholly owned subsidiaries of the Transferee Company and no shares are being issued by the Transferee Company to the members of the Transferor Companies. Therefore, no valuation is required to be done.

Approvals

26.

The Scheme is conditional upon and subject to necessary sanctions and approvals as set out in the Scheme. The Transferee Company has made an application seeking no-objection/approval of the Reserve Bank of India for the proposed merger and the same is awaited.

27.	The sole shareholder of the Transferor Company 1, 2 and 3 has approved the Scheme of Amalgamation. The Board of Directors of the Transferor Company 4 has approved the Scheme on April 25, 2018.

28.

Similarly, the Transferee Company at its Board Meeting held on April 25, 2018, approved the Scheme of Amalgamation and all Directors of the Board were present at the meeting in person and voted in favour of the resolution. Names of the Directors are provided in Sl. Nos. 1 to 10 of the table under para 21 above.

29.

The Transferee Company has filed a copy of the Scheme with BSE and NSE vide its letter dated May 7, 2018. Since the Scheme is between a parent Company and its wholly owned subsidiaries, as per Regulation 37(6) of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the same does not require prior approval of the Securities and Exchange Board of India or any of the stock exchanges. The Transferee Company has also filed a copy of the Scheme with the Registrar of Companies, Bangalore.

Rationale and Benefits of the Amalgamation

30.	The proposed amalgamation between the Transferor Companies and the Transferee Company shall result in the following benefits, amongst others, to both companies, their respective members and creditors:

a)

The amalgamation will enable the Transferee Company to integrate its business operations and provide impetus to the operations of the Transferee Company. The consolidation of the activities by way of an amalgamation will provide seamless access to the assets (including intangible assets, licenses and intellectual properties) of the Transferor Companies, which will lead to synergies of operations, reduction in overheads including administrative, managerial and other expenditure, operational rationalization, organizational efficiency and optimal utilization of resources.

b)

The combined entity will have a bigger portfolio of services targeted at a wider array of customers, which will strengthen its competitive position in providing IT services/software and technology related services markets. This will also enable the Transferee Company to address newer solutions and services to its customers and to the Transferor Companies’ customers and enhance its marketing capabilities.

c)

Rationalizing multiple subsidiaries in the group to ensure optimised legal entity structure more aligned with the business by reducing the number of legal entities and re-organising the legal entities in the group structure.

d)	Significant reduction in the multiplicity of legal and regulatory compliances required at present to be carried out by the Transferor Companies and the Transferee Company.

e)	Concentrated effort and focus by the management to grow the business by eliminating duplicative communication and burdensome co-ordination efforts across multiple entities and countries.

f)

The banks, creditors and financial institutions, if any, of the Transferor Companies will not be adversely affected by the proposed amalgamation as their existing security, if any, on any outstanding borrowings/credit facility is maintained.

General

31.

The services of all the employees of the Transferor Companies shall stand transferred to the Transferee Company on the terms and conditions not less beneficial to such employees than those subsisting with reference to the Transferor Companies. The services of such employees shall not be treated as broken or interrupted for the purpose of employee benefits.

32.

Since the proposed Scheme of Amalgamation does not involve any compromise or arrangement with the creditors, the rights of the creditors shall not be affected by the Scheme. There will be no reduction in their claims on account of the Scheme.

33.

There will be no change in the Board of Directors or the KMP of the Transferee Company on account of the Scheme of Amalgamation. The Transferor Companies shall cease to exist and thus the question of any change in the Directors and KMP of the Transferor Companies does not arise. Apart from the above, the Scheme does not affect the material interests of any of the KMP, Promoters, shareholders, creditors, or employees of the Transferor Companies or the Transferee Company in any manner.

34.	The rights and interest of the Members and creditors of the Transferee Company and the Transferor Companies will not be prejudicially affected by the Scheme.

35.

In compliance with the provisions of Section 232(2)(c) of the Companies Act, 2013, the Board of Directors of the Transferee Company, at its meeting held on April 25, 2018, has adopted a report, inter alia, explaining the effect of the Scheme on Shareholders, Key Managerial Personnel, Promoter and Non-Promoter Shareholders. A copy of the report adopted by the Board of Directors of the Transferee Company is annexed to this Notice.

36.

In compliance with Section 232(2) of the Companies Act, 2013, the Balance Sheet, Profit and Loss account and Cash Flow statement of the Transferee Company and the Transferor Companies as at March 31, 2018 have been annexed to this Notice. For the sake of brevity, the schedules and notes to the financial statements have not been annexed. However, the complete Financial Statements of the Transferee Company and the Transferor Companies as at March 31, 2018 are available on the website of the Transferee Company www.wipro.com.

37.

The Transferee Company will file a petition under Sections 230-232 and Section 234 read with other relevant provisions of the Companies Act, 2013 and Companies (Compromises, Arrangements and Amalgamations) Rules, 2016, with the Hon’ble National Company Law Tribunal, Bengaluru Bench, for sanctioning of the Scheme.

38.

There are no investigations or proceedings under the provisions of Chapter XIV of the Companies Act, 2013 or winding up proceedings instituted and/or pending against the Transferor Companies and/or the Transferee Company.

39.	The Scheme does not involve any debt restructuring and therefore the requirement to disclose details of debt restructuring is not applicable.

40.

In the event that the Scheme is terminated or withdrawn in the manner set out therein, the Scheme shall stand revoked, cancelled and be of no effect and null and void and in such event each party hereto shall bear and pay respective costs, charges and expenses for and or in connection with the Scheme.

41.	Considering the rationale and benefits, the Board of Directors of the Transferee Company recommends the Scheme as it is in the best interest of the Company and its stakeholders.

42.	None of the Directors and KMP or their relatives are interested except to the extent of their shareholdings in the Transferee Company and the Transferor Companies, if any.

43.

There are no secured creditors in the Transferee Company and hence, there is no requirement to convene the meeting of the secured creditors. The meeting of the unsecured creditors of the Transferee Company is being held on Wednesday, September 19, 2018 at 12 noon for seeking approval of the Scheme of Amalgamation.

Inspection

44.

The following documents will be available to the Members for obtaining extracts from or for making or obtaining copies of or for inspection at the Registered Office of the Transferee Company at Doddakannelli, Sarjapur Road, Bangalore- 560 035, upto and including September 18, 2018 on all working days between 10 AM and 12 noon (except Saturdays, Sundays and public holidays):

(a)	Audited financial statements of the Transferee Company including consolidated financial statements as on March 31, 2018;

(b)	Financial Statements of the Transferor Companies as on March 31, 2018;

(c)	Memorandum and Articles of Association of Transferee Company and Transferor Company 4;

(d)	Constitutional documents of Transferor Company 1, 2 and 3;

(e)	Scheme of Amalgamation;

(f)

Copy of the Order dated August 10, 2018 passed by NCLT, Bengaluru Bench in C.A. (CAA) No. 30/BB/18 directing convening the meeting of the Equity Shareholders and Unsecured Creditors of the Transferee Company;

(g)	Report adopted by the Board of Directors of the Transferee Company and Transferor Company 4 under section 232(2)(c) of the Companies Act, 2013;

(h)	Copy of the resolutions passed by sole shareholder of Transferor Company 1, 2 and 3 and the Board of Directors of the Transferor Company 4 and the Transferee Company;

(i)	Register of Directors’ shareholding of the Transferee Company;

(j)

The certificate dated April 25, 2018 issued by Deloitte Haskins & Sells, the Statutory Auditors of the Transferee Company, to the effect that the accounting treatment proposed in the Scheme of Amalgamation is in conformity with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013.

Pre and Post shareholding pattern

45.

As there is no issue of shares pursuant to the Scheme of Amalgamation, the Pre and Post amalgamation shareholding of the Transferee Company would remain unchanged. The Pre and Post shareholding pattern of the Transferee Company as on June 30, 2018 is given below:

Sl. No.	Category	No. of shares	Percentage of shareholding
A	Promoter Shareholding
(a)	Individuals/Hindu undivided Family	19,08,38,864	4.22
	Azim Hasham Premji	18,68,10,200	4.13
	Yasmeen Azim Premji	21,25,332	0.05
	Rishad Azim Premji	13,73,332	0.03
	Tariq Azim Premji	5,30,000	0.01
(b)	Central Government/State Government(s)	0	0.00
(c)	Financial Institutions/Banks	0	0.00
(d)	Any Other	3,17,11,58,941	70.10
	Mr. Azim Hasham Premji Partner Representing Hasham Traders	74,19,12,000	16.40
	Mr. Azim Hasham Premji Partner Representing Prazim Traders	89,08,13,582	19.69
	Mr. Azim Hasham Premji Partner Representing Zash Traders	90,32,39,580	19.97

Sl. No.	Category	No. of shares	Percentage of shareholding
	Hasham Investment and Trading Co Private Ltd	11,25,996	0.02
	Azim Premji Trust	61,84,61,626	13.67
	Azim Premji Philanthropic Initiatives Private Limited	1,56,06,157	0.34
	Sub-Total (A)(1)	3,36,19,97,805	74.32
(2)	Foreign
(a)	Individuals (Non-Resident Individuals/Foreign Individuals	0	0.00
(b)	Government	0	0.00
(c)	Institutions	0	0.00
(d)	Foreign Portfolio Investor	0	0.00
(e)	Any Other	0	0.00
	Sub-Total (A)(2)	0	0.00
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	3,36,19,97,805	74.32
B	Public Shareholding
(1)	Institutions
(a)	Mutual Funds	12,40,51,205	2.74
	ICICI Prudential Top 100 Fund	9,00,47,114	1.99
(b)	Venture Capital Funds	0	0.00
(c)	Alternate Investment Funds	32,196	0.00
(d)	Foreign Venture Capital Investors	0	0.00
(e)	Foreign Portfolio Investors	39,45,81,758	8.72
(f)	Financial Institutions/Banks	1,72,49,817	0.38
(g)	Insurance Companies	14,25,60,401	3.15
	Life Insurance Corporation of India	13,87,25,446	3.07
(h)	Provident Funds/Pension Funds	0	0.00
(i)	Any Other
	Overseas Corporate Bodies	12,544	0.00
	Foreign Bodies-DR	66,561	0.00
	Foreign Nationals	3,72,84,874	0.82
	Sub Total (B)(1)	71,58,39,356	15.82
(2)	Central Government/State Government(s)/President of India	0	0.00
	Sub Total (B)(2)	0	0.00
(3)	Non-Institutions
(a)	I. Individual shareholders holding nominal share capital up to Rs. 2 lakhs	9,02,46,023	1.99
	II. Individual shareholders holding nominal share capital in excess of Rs. 2 Lakhs	14,37,73,051	3.18
(b)	NBFCs Registered with RBI	43,920	0.00
(c)	Employee Trusts	0	0.00
(d)	Overseas Depositories (Holding DRs) (Balancing figure)	10,15,09,212	2.24
(e)	Any Other
	Trusts	48,09,330	0.11
	Non Resident Indians	24,71,150	0.05
	Clearing members	43,77,610	0.10
	NRI non-repatriation	2,26,85,636	0.50
	Bodies corporates	5,27,79,248	1.17
	Directors and their relatives	3,734	0.00
	I E P F	12,19,549	0.03
	Sub Total (B)(3)	42,39,18,463	9.37
	Total Public Shareholding (B) = (B)(1)+(B)(2)+(B)(3)	1,13,97,57,819	25.19
C	Non-promoter Non-public (shares held by Employee Trust)	2,22,39,823	0.49
	Total (A+B+C)	4,52,39,95,447	100.00

46.

As there is no issue of shares pursuant to the Scheme of Amalgamation, the post amalgamation shareholding of the Transferor Companies will stand automatically cancelled and there will be no issue and allotment of Shares. The Pre-amalgamation shareholding of the Transferor Companies as on June 30, 2018 is given below:

Particulars of Transferor Company 1	Amount (EUR)
Paid up Share Capital (100% held by Transferee Company)	10,710,832

Particulars of Transferor Company 2	Amount (EUR)
Paid up Share Capital (100% held by Transferee Company)	35,000

Particulars of Transferor Company 3	Amount (EUR)
964,270 Shares of 0.64 Euro per share (100% held by Transferee Company)	617,132.80

Particulars of Transferor Company 4	Amount (INR)
800,000 Equity Shares of Rs. 10/- each (100% held by Transferee Company and its nominee)	8,000,000

Place: Bengaluru	For and on behalf of the Board of Directors of Wipro Limited
Date: August 10, 2018
Azim H Premji
Chairman and Managing Director
DIN: 00234280
Chairperson appointed for the meeting

WIPRO LIMITED. Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, Telephone: +91-80-28440011,

Fax No.+91-80-28440054, Website : www.wipro.com, Email: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800

BEFORE THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL, BENGALURU BENCH

C.A. (CAA) NO. 30/BB/18

IN THE MATTER OF SECTIONS 230 TO 232 READ WITH SECTION 234 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013 READ WITH COMPANIES (COMPROMISES, ARRANGEMENTS AND

AMALGAMATIONS) RULES, 2016

AND

IN THE MATTER OF SCHEME OF AMALGAMATION OF

WIPRO TECHNOLOGIES AUSTRIA GMBH AND WIPRO INFORMATION TECHNOLOGY AUSTRIA GMBH AND

NEWLOGIC TECHNOLOGIES SARL AND APPIRIO INDIA CLOUD SOLUTIONS PRIVATE LIMITED WITH

WIPRO LIMITED

Wipro Limited (CIN: L32102KA1945PLC020800), a Company incorporated under the provisions of the Companies Act, 1913 and having its Registered Office at Doddakannelli, Sarjapur Road, Bangalore-560 035, Karnataka, India	APPLICANT/TRANSFEREE COMPANY

FORM OF PROXY

Form MGT-11

Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies (Management and Administration) Rules, 2014

Venue of the meeting	: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore- 560 035
Day, Date & Time	: Wednesday, September 19, 2018 at 10 AM

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE

Name of Member(s)
Registered Address
Email ID
DP ID*/Folio No.
Client ID*

* Applicable for investors holding shares in Electronic form.

I/We                                                   of                                                   being the member/members of Wipro Limited hereby appoint the following as my/our Proxy to attend and vote on a poll for me/us and on my/our behalf at meeting of the Members of the Company convened pursuant to the order of the Hon’ble National Company Law Tribunal, Bengaluru Bench, to be held on September 19, 2018 at 10:00 am and at any adjournment thereof in respect of the resolution as indicated below;

1. Name	Registered address
Email Id	Signature
or failing him/her

2. Name	Registered address
Email Id	Signature
or failing him/her

3. Name	Registered address
Email Id	Signature
or failing him/her

I/We direct my/our Proxy to vote on the Resolution in the manner as indicated below:

Sl. No.	Resolution	No. of shares held	For	Against
1.	To approve the scheme of amalgamation of Wipro Technologies Austria Gmbh, Wipro Information Technology Austria Gmbh, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited

This is optional. Please put a tick mark (✓) in the appropriate column against the resolution indicated in the box. If a member leaves the “For” or “Against” column blank against the Resolution, the proxy will be entitled to vote in the manner he/she thinks appropriate. If    a member wishes to abstain from voting on the resolution, he/she should write “Abstain” across the boxes against the Resolution.

Signature (s) of Member(s)
Affix one
1. _______________________	2. _______________________	3. _______________________	Rupee
Revenue
Signed this —————— day of ———————2018.			Stamp

Notes:

1.

The Proxy to be effective should be deposited at the Registered office of the company not less than FORTY EIGHT HOURS before the commencement of the Meeting. A Proxy need not be a Member of the Company.

2.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. Seniority shall be determined by the order in which the names stand in the Register of Members.

3.	A member may vote either for or against each resolution.

WIPRO LIMITED. Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, Telephone : +91-80-28440011,

Fax No.+91-80-28440054, Website : www.wipro.com, Email: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800

ATTENDANCE SLIP

MEETING OF THE MEMBERS OF THE COMPANY CONVENED PURSUANT TO THE ORDER OF THE HON’BLE NATIONAL

COMPANY LAW TRIBUNAL, BENGALURU BRANCH

Venue of the meeting	: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore- 560 035
Day, Date & Time	: Wednesday, September 19, 2018 at 10 AM

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE

Name of Member(s)

Registered Address

Email ID

DP ID*

Client ID*

Folio no.

No. of shares held

*	Applicable for investors holding shares in Electronic form.

I/We certify that I/We am/are the registered shareholder(s)/proxy for the registered shareholder(s) of the Company.

I/We hereby record my/our presence at the meeting of the Members of the Company convened pursuant to the order of the Hon’ble National Company Law Tribunal, Bengaluru Bench, to be held on September 19, 2018 at 10:00 am at Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore- 560 035.

Signature of Member/Proxy

Route map to the venue

WIPRO LIMITED

CIN: L32102KA1945PLC020800

Registered Office: Doddakannelli, Sarjapur Road, Bangalore - 560 035, India

Ph: +91 (80) 28440011, Fax: +91(80) 28440054

Website: www.wipro.com, E mail: corp-secretarial@wipro.com

POSTAL BALLOT FORM

(Please read the instructions printed overleaf carefully before filling this form)

Sl. No. :

1.	Name and Registered address of the Member :

2.	Name(s) of Joint holder(s), if any :

3.	Registered Folio No. / DP ID No./ Client ID No.* :

(*Applicable to investors holding shares in

dematerialised form)

4.	Number of Equity Shares held as on August 10, 2018 :

I/We hereby exercise my/our vote in respect of the Resolution to be passed through Postal Ballot as stated in the Postal Ballot Notice of the Company dated August 10, 2018, by sending my/our Assent (For) or Dissent (Against) to the said Special Resolution by placing a tick (✓) mark at the appropriate box below:

Sl. No.	Description of Resolution	I/We assent to the Resolution (FOR) (Number of Shares)	I/We dissent to the Resolution (AGAINST) (Number of Shares)
1.	To approve the scheme of amalgamation of Wipro Technologies Austria Gmbh, Wipro Information Technology Austria Gmbh, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited

Place :
Date :
Signature of the Member

Important Note: Please complete and return this Postal Ballot Form to the Scrutinizer by using the enclosed postage pre-paid self-addressed Business Reply Envelope. Last Date for Receipt of this Postal Ballot Form by the Scrutinizer is September 18, 2018.

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ELECTRONIC VOTING PARTICULARS (Please visit https://evoting.karvy.com to cast your vote online)

EVENT (E-Voting Event Number)	USER ID	PASSWORD

Note: Detailed instructions for e-voting are printed overleaf

IMPORTANT INSTRUCTIONS

1.

The voting rights for Equity Shares is one vote per Equity Share, registered in the name of the Members. Voting period commences at 9:00 AM on August 20, 2018 (start date) and ends at 5:00 PM on September 18, 2018 (end date).

2.

Voting rights shall be reckoned on the paid-up value of equity shares registered in the names(s) of Members(s) on the cut-off date i.e. Friday, August 10, 2018. A person who is not a member on the relevant date should treat this notice for information purpose only.

3.

A Member desirous of exercising vote by physical Postal Ballot should complete the Postal Ballot Form in all respects and send it after signature to the Scrutinizer in the attached postage pre-paid self-addressed Business Reply Envelope which shall be properly sealed with adhesive or adhesive tape. However, envelopes containing Postal Ballot Form, if sent by courier, registered post or speed post at the expense of the Member will also be accepted.

4.	Alternatively, a Member may vote through electronic mode as per the instructions for e-voting provided in the Postal Ballot Notice sent herewith.

5.

The Members can opt only one mode of voting, i.e., either by Physical Ballot or e-voting. In case Members cast their vote by Physical Ballot and e-Voting, the voting done through e-voting shall prevail and voting done by Physical Ballot will be treated as invalid.

6.	The Self-addressed Business Reply Envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company, and the address to which the same needs to be dispatched.

7.

The Postal Ballot Form should be completed and signed by the Member (as per the specimen signature registered with the Company). Voting rights in a Postal Ballot cannot be exercised by a Proxy. In case of joint holding, this Form should be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his/her absence, by the next named Member. Holders of Power of Attorney (POA) on behalf of the Members may vote on the Postal Ballot mentioning the registration number of the POA and enclosing an attested copy of the POA.

8.

Consent must be accorded by placing a tick mark in the column, ‘I/We assent to the Resolution’, or dissent must be accorded by placing a tick mark in the column, ‘I/We dissent to the Resolution’. Form bearing tick mark in both the columns will be treated as invalid. A Member need not use all his/her votes nor does he/she need to cast his/her votes in the same way.

9.	The votes of a Member will be considered invalid on any of the following grounds.

a)	If a form other than the Postal Ballot Form issued by the Company is used.

b)	If the Postal Ballot Form has not been signed by or on behalf of the Member.

c)	If the Member’s signature does not tally with the specimen signature with the Company.

d)

If the Member has marked his/her/its vote both for ‘Assent’ and also for ‘Dissent’ to the ‘Resolution’ in such manner that the aggregate Equity Shares voted for ‘Assent’ and ‘Dissent’ exceeded total number of Shares held.

e)	If the Member has made any amendment to the Resolution or imposed any condition while exercising his vote.

f)	If the Postal Ballot Form is incomplete and incorrectly filled.

g)

If the Postal Ballot Form is received torn or defaced or mutilated or in a manner such that it is difficult for the Scrutinizer to identify either the Member or the number of votes, or whether the votes are for ‘Assent’ or ‘Dissent’, or neither assent or dissent is mentioned or if the signature could not be verified, or one or more of the above grounds.

h)	Any competent authority has given directions in writing to the Company to freeze the voting rights of the Member.

10.

Duly completed Postal Ballot Form should reach the Scrutinizer not later than 5 pm on September 18, 2018. Postal Ballot Form received after that date will be strictly treated as if reply from such Member has not been received. The Members are requested to send the duly completed Postal Ballot Form well before the last date providing sufficient time for the postal transit.

11.

A Member may request for a duplicate Postal Ballot Form from Registrar and Share Transfer Agent, Unit: Wipro Limited Karvy Computershare Private Limited, Karvy Selenium Tower B, Plot number 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad-500032 or from the Company at its Registered Office or download the same from the Company’s website (www.wipro.com).

12.

In case of Equity Shares held by companies, trusts, societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/authority and attested specimen signature(s) of the duly authorized signatories giving requisite authorities to the person voting on the Postal Ballot Form.

13.

Members are requested NOT to send any other paper along with the Postal Ballot Form in the enclosed postage prepaid self-addressed Business Reply Envelopes as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelopes would be destroyed by the Scrutinizer and the Company would not be able to act on the same.

14.	The scrutinizer’s decision on the validity of Postal Ballot Form shall be final.

15.	Any query in relation to the Resolution proposed to be passed by Postal Ballot may be sent to corp-secretarial@wipro.com.

16.

The result of voting on the Resolution will be declared on or before Friday, September 21, 2018 at the registered office and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories, Registrar and Share Transfer Agents.

General information and instructions relating to e-voting

i.

A person whose name is recorded in the Register of Members or in register of beneficial owners maintained by the depositories as on the cut-off date, i.e .August 10, 2018 only shall be entitled to avail the facility of e-voting.

ii.

Any person who becomes a Member of the Company after dispatch of the Notice and holds the shares as on the cut-off date i.e. August 10,2018, may obtain the User ID and password in the manner as mentioned below:

a.	If the mobile number of the Member is registered against Folio No/DP ID Client ID, the member may send SMS:

MYEPWD <space> E-voting Event Number + FolioNo. Or DPID Client ID to +919212993399

Example for NSDL: MYEPWD <SPACE> IN12345612345678 Example for CDSL: MYEPWD <SPACE> 1402345612345678

Example for Physical: MYEPWD <SPACE> XXX1234567890

b.

If e-mail address of the Member is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.karvy.com, the Member may click “Forgot password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c.	Members may call Karvy’s toll free number 1-800-3454-001

d.

Members may send an e-mail request to evoting@karvy.com and einward.ris@karvy.com, If the Member is already registered with the Karvy e-voting platform then such Member can use his/her existing User ID and password for casting the vote through e-voting.

iii.	The e-voting facility will be available during the following period:

a.	Commencement of e-voting: Monday, August 20, 2018 at 9 AM IST

b.	End of e-voting: Tuesday, September 18, 2018 at 5 PM IST

iv.	The e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be disabled by Karvy upon expiry of aforesaid period.

v.

In case of any queries or grievances, with regard to e-voting, Members can Contact Mr. B. Srinivas, Manager, Karvy Computershare Private Limited at Contact No.: 040-67162222, email id: einward.ris@karvy.com

Instructions and other information relating to e-voting:

A.	In case of Members receiving an e-mail from Karvy Computershare Private Limited [for Members whose e-mail addresses are registered with the Company / Depository Participants(s)]

i.	Launch internet browser by typing the following URL https://evoting.karvy.com

ii.	Put user ID and password as initial password noted in step (i) above. Click Login.

iii.

Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile number, email ID etc, on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

iv.	You need to log in again with the new credentials.

v.	On successful login system will prompt to select the e-voting event number of Wipro Limited.

vi.	If you are holding shares in Demat form and had logged on to https://evoting.karvy.com and casted your vote earlier for any company, then your existing login id and password are to be used.

vii.	Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted.

viii.	Once you have voted on the resolution, you will not be allowed to modify your vote.

ix.

Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. together with attested specimen signature of the duly Authorised signatory(ies) who are Authorised to vote, to the Scrutinizer through e-mail ID compliance@sreedharancs.com with a copy marked to evoting@karvy.com.

B.	In case a Member receives physical copy of the Postal Ballot Notice and Postal Ballot Form.

(i)	Initial password is provided as below/at the bottom of the Postal Ballot Form.

Please follow all steps from Sl. No. (i) to Sl. No. (ix) as mentioned in (A) above, to cast vote.

(ii)	Please contact toll free No. 1-800-34-54-001 for any further clarifications.

(iii)	If you are already registered with Karvy Computershare Private Limited for e-voting then you can use your existing user ID and password for casting your vote.